February 19,
2009

Francisco Noguera Rocha
Consul General of the Republic of Colombia
	in the City of New York
Consulate of Colombia
10 East 46 Street
New York, New York 10017

Re:	Republic of Colombia
      Registration Statement under Schedule B
      Filed January 23, 2009
      File No. 333-156913

      Form 18-K
      Filed September 10, 2008
      Form 18-K/A
      Filed January 20, 2009
      File No. 333-73840

Dear Mr. Consul:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

Please update all statistics to provide the most recent data possible.

Where appropriate, please discuss how the global economic crisis has affected and may continue to affect Colombia`s economy. Specifically, discuss which sectors of the Colombian economy may be most affected by the adverse global economic environment and the measures that the Government has taken or plans to take in response to the global economic crisis.

Form 18-K filed September 10, 2008, Exhibit D:

We refer you to pages D-5 and D-7. In your discussion of the presidential elections, please discuss the Supreme Court ruling that the election procedures were improper. (See, for example, "Colombia`s Uribe calls for election repeat," International Herald Tribune, June 27, 2008).

We refer you to page D-8. Please elaborate on the statement "Guerilla organizations have increased their violence and terrorism in recent years, largely, the Government believes, in response to the
Government`s successful efforts to eradicate illicit crops and destroy drug processing and distribution centers." Specifically, describe the efforts that the Government has undertaken and how the
Government measures their success. (See "Coca Cultivation Rises in Colombia, U.N. Says," Washington Post, June 19, 2008.)

Please disclose Government actions taken following the alleged actions of the army to increase the reported number of guerilla deaths. (See "Upping the Body Count," Economist, Oct. 20, 2008).

We refer you to the discussion of relations between the United States and Colombia on page D-52. Please clarify whether the United States
Congress has passed the bilateral trade agreement with Colombia and whether that agreement is in effect. Additionally, consider updating this discussion to reflect the current status of the ATPDEA, which remained in effect until December 31, 2008.

Consider revising your discussion of economic relations between Colombia and Venezuela on pages D-52 through D-53 to reflect the recent pledge between President Alvaro Uribe and President Hugo Chavez of Venezuela to invest $100 million each in a special fund to boost cross-border trade between the two countries.




Please consider including a description of any material change in relations between Colombia and the United States as a result of the change in the new presidential administration in the United
States.

Form 18-K/A filed January 20, 2009

Republic of Colombia, page 3

If material, consider discussing in greater detail any political uncertainty posed by President Alvaro Uribe`s consideration of whether he will run for a third term.

Foreign exchange rates and international reserves, page 10

Please update the figures in your discussion to reflect the current value of the peso.

Public sector internal debt, page 12

Please expand your disclosure on page 13 to include a discussion of the Finance Ministry`s recent announcement that it will seek to exchange internal debt that matures in 2009 and 2011 for treasury bonds with redemption dates in 2012, 2014, 2018.

Closing Comment

      Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




      Please direct any questions about these comments to me at
(202)
551-3450.

	Sincerely,


	Michael Coco
	Special Counsel



Cc: via facsimile
Mark H. Stumpf, Esq.
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, D.C.  20004
Fax: (202) 942-5999
Republic of Colombia
February 19, 2009
1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE